Exhibit 99.1

TMX, NYSE — HBM

2014 No. 3

Hudbay Announces $150 Million Bought Deal Financing

Toronto, Ontario, January 9, 2014 — HudBay Minerals Inc. (“Hudbay”) (TSX:HBM) (NYSE:HBM) announces that it has entered into an agreement with a syndicate of underwriters (the “Underwriters”), which have agreed to purchase, on a bought deal basis, 18,200,000 common shares (the “Shares”) of the Company at a price of C$8.25 per Share, for aggregate gross proceeds of C$150,150,000.  The Company has agreed to grant the Underwriters an over-allotment option, exercisable in whole or in part, on or following the closing of the offering and for a period of 30 days thereafter, to purchase up to an additional 2,730,000 Shares to cover over-allotments, if any, and for market stabilization purposes.  In the event that the over-allotment option is exercised in its entirety, the aggregate gross proceeds to the Company from the offering will be C$172,672,500.

The Company intends to use the net proceeds of the offering for general corporate purposes, including providing the Company the flexibility to pursue opportunities to advance its growth strategy.

The Shares will be offered by way of a short form prospectus to be filed in all of the provinces of Canada pursuant to National Instrument 44-101 Short Form Prospectus Distributions and in the United States to a limited number of institutional accredited investors in a transaction exempt from the registration requirements of the United States Securities Act of 1933, as amended.

The offering is scheduled to close on or about January 30, 2014 and is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory approvals including the approval of the Toronto Stock Exchange and the applicable securities regulatory authorities.

This press release is not an offer or a solicitation of an offer of common shares for sale in the United States.  The common shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information that relates to, among other things, our objectives, strategies, and intentions and future financial and operating performance and prospects, our intention to complete the proposed offering and our expectations as to the use of proceeds from the offering. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to, the execution of our business and growth strategies, including the success of our strategic investments and initiatives; the availability of financing for our exploration and development projects and activities; the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects; and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of the company’s projects (including the impact on project cost and schedule of construction delays and unforeseen risks and other factors beyond our control), depletion of its reserves, risks related to political or social unrest or change and those in respect of aboriginal and community relations and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect our ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, Hudbay’s ability to comply with the company’s pension and other post-retirement obligations, Hudbay’s ability to abide by the covenants in the company’s debt instruments, as well as the risks discussed under the heading “Risk Factors” in Hudbay’s most recent annual information form. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a Canadian integrated mining company with assets in North and South America principally focused on the discovery, production and marketing of base and precious metals. Hudbay’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, Hudbay is committed to high standards of corporate governance and sustainability. Further information about Hudbay can be found onwww.hudbayminerals.com.

For further information, please contact:

David Bryson

Senior Vice President and Chief Financial Officer

(416) 362-4759

investor.relations@hudbayminerals.com